July 17, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re:	Westmoreland Coal Company Registration Statement on Form S-3; Registration No. 333-197290

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Westmoreland Coal Company (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-197290) (the “Registration Statement”), together with all exhibits thereto, that was filed on July 8, 2014 (accession number 0000106455-14-000113).

The Company intended to submit the Registration Statement under EDGAR code S-3MEF as a Rule 462(b) registration statement, but instead inadvertently submitted the Registration Statement under EDGAR code S-3. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact Jennifer Grafton, Esq., General Counsel and Secretary of the Company, at 720-354-4476, or Amy Bowler, Esq., Holland & Hart LLP at 303-290-1086.

Sincerely,

/s/ Jennifer Grafton
Jennifer Grafton, Esq.
General Counsel and Secretary of the Company

cc: Amy Bowler, Esq., Holland LLP

9540 South Maroon Circle, Suite 200, Englewood, CO 80112 Phone: (303) 922-6463 Toll Free (855) 922-6463 www.westmoreland.com